**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 28, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**XETA Technologies, Inc.**

**File No. 000-16231- CF#25715**

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XETA Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 7, 2010, as amended on January 12, 2011.

Based on representations by XETA Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 2.1 | through July 31, 2015 |
| Exhibit 2.2 | through July 31, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kathleen Krebs
Special Counsel